STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

October 22, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathy Churko

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), transmitted for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 79 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 76 (“Amendment No. 76”) to the Registration Statement, filed on August 12, 2013, which was filed in order to: (1) add a new series to the Fund, Lazard Emerging Markets Core Equity Portfolio (the “Emerging Markets Core Portfolio”) and (2) change the policy with respect to the investment of 80% of the assets of an existing series, Lazard International Realty Equity Portfolio, renamed Lazard Global Realty Equity Portfolio (the “Global Realty Portfolio” and, together with the Emerging Markets Core Portfolio, each a “Portfolio”).

The Amendment is being filed in order to respond to comments of the staff (the “Staff”) of the Commission on Amendment No. 76 that were provided to the undersigned by Kathy Churko of the Staff via telephone on September 27, 2013. The prospectus and statement of additional information (“SAI”) included in the Amendment have been marked to indicate changes from the versions filed as part of Amendment No. 76.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Cover Page

1.	Staff Comment: Please add the ticker symbols for the Institutional Shares and Open Shares of the Emerging Markets Core Portfolio.

Response: The ticker symbols for the Institutional Shares and Open Shares of the Emerging Markets Core Portfolio have been added.

Emerging Markets Core Portfolio

Summary Section – Fees and Expenses

2.	Staff Comment: Please confirm supplementally whether the “Distribution and Service (12b-1) Fees” reflected in the fee table include both distribution and servicing (12b-1) fees or only distribution fees.

Response: The “Distribution and Service (12b-1) Fees” reflected in the fee table include both distribution and servicing (12b-1) fees. The Open Shares class of the Portfolio is subject to a 0.25% fee pursuant to the Fund’s Distribution and Service Plan, which covers both distribution and servicing.

3.	Staff Comment: The second footnote to the fee table references “fees and expenses of ‘Acquired Funds.’” Please confirm whether the fee table should include a line item for “Acquired Fund Fees and Expenses.”

Response: There are no Acquired Fund Fees and Expenses anticipated to be one basis point or more for the Portfolio’s first year of operations. The referenced language is from the Expense Limitation Agreement (defined below), which excepts Acquired Fund Fees and Expenses should they be incurred.

4.	Staff Comment: Please confirm whether, in connection with the expense limitation agreement described in the footnote to the fee table (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains a right to seek reimbursement, please add disclosure to this effect in the footnote.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for expense reimbursements or fee waivers pursuant to the Expense Limitation Agreement.

Summary Section – Principal Investment Strategies

5.	Staff Comment: Please confirm whether investing in non-equity securities will be a principal investment strategy of the Portfolio. Please revise the language in the first paragraph to clarify this.

Response: Investing in non-equity securities will not be a principal investment strategy of the Portfolio. The first sentence of the first paragraph (“[t]he Portfolio invests primarily in equity securities, principally common stocks, of non-US companies that are economically tied to emerging market countries”) has been removed.

6.	Staff Comment: The second paragraph states: “Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of companies that are economically tied to emerging market countries.” Please disclose the specific criteria used to determine whether a company is “economically tied to emerging market countries” for purposes of the Portfolio’s 80% policy. In doing so, please note the relevance of Investment Company Names, Rel. No. IC-24828 (January 17, 2001)
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(“Release No. 24828”), and, in particular, the Commission’s position with respect to investment company names indicating an emphasis in certain countries or geographic regions.

Response: The following language has been added in Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information About Principal Investment Strategies:

Lazard Emerging Markets Core Equity Portfolio

The Portfolio considers a company to be “economically tied to emerging markets countries” if: (i) the company is organized under the laws of an emerging markets country or maintains its principal place of business in an emerging markets country; (ii) the securities of such company are traded principally in emerging markets countries; or (iii) during the most recent fiscal year of the company, the company derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in emerging markets countries or that has at least 50% of its assets in emerging markets countries.

Summary Section – Principal Investment Risks

7.	Staff Comment: Please confirm whether the Portfolio intends to invest in derivatives as a principal investment strategy. If the Portfolio intends to invest in derivatives as a principal investment strategy, please add appropriate investment strategy and investment risk disclosure.

Response: The Portfolio currently does not intend to invest in derivatives as a principal investment strategy. As such, no investment strategy or investment risk disclosure has been included in the prospectus.

8.	Staff Comment: In the fifth paragraph relating to “Emerging Market Risk,” the third sentence states: “However, the capital markets in the US and internationally have experienced unprecedented volatility in recent years, causing significant declines in the value and liquidity of many securities.” Please delete this sentence as it does not directly relate to the risks of investing in emerging markets.

Response: The referenced sentence has been revised as follows: “However, capital markets worldwide have experienced unprecedented volatility in recent years, causing significant declines in valuation and liquidity in certain emerging markets.”

9.	Staff Comment: Please confirm whether all of the Portfolio’s investments will be denominated in US dollars. If the Portfolio’s investments will be denominated in currencies other than US dollars, please add “Foreign Currency Risk” disclosure.

Response: It is anticipated that most of the Portfolio’s investments will not be denominated in US dollars. The following risk factor has been added:

Foreign Currency Risk. Investments denominated in currencies other than US dollars may experience a decline in value, in US dollar terms, due solely to fluctuations in currency exchange rates. The Investment

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Manager does not intend to actively hedge the Portfolio’s foreign currency exposure.

Summary Section – Management – Portfolio Manager/Analysts

10.	Staff Comment: The disclosure currently states that Stephen Russell and Paul Rogers have been portfolio managers/analysts of the Portfolio “since inception.” Please replace “since inception” with the month and year that Stephen Russell and Paul Rogers began their tenure with the Portfolio as portfolio managers/analysts.

Response: The referenced language has been revised to state that Messrs. Russell and Rogers have been with the Portfolio since October 2013. An additional portfolio manager/analyst, Thomas Boyle, has been added, and the disclosure states that Mr. Boyle has been with the Portfolio since October 2013.

In addition, the relevant language under Fund Management – Portfolio Management has been revised as follows:

Emerging Markets Core Equity Portfolio—Stephen Russell, Thomas Boyle and Paul Rogers (each since October 2013)

The beginning of the first sentence of the second paragraph under Fund Management – Portfolio Management also has been revised as follows: “The names of the persons who are primarily responsible for the day-to-day management of the assets of the Portfolios are as follows (along with the date they became a portfolio manager of the Portfolio)” and the last sentence of the section has been deleted. Additionally, with respect to the addition of Thomas Boyle as a portfolio manager/analyst, biographical information for Mr. Boyle has been included in Fund Management – Biographical Information of Principal Portfolio Managers.

Global Realty Portfolio

Summary Section – Fees and Expenses

11.	Staff Comment: Please confirm supplementally whether the “Distribution and Service (12b-1) Fees” reflected in the fee table include both distribution and servicing fees (12b-1) or only distribution fees.

Response: The “Distribution and Service (12b-1) Fees” reflected in the fee table include both distribution and servicing (12b-1) fees. The Open Shares class of the Portfolio is subject to a 0.25% fee pursuant to the Fund’s Distribution and Service Plan, which covers both distribution and servicing.

12.	Staff Comment: The second footnote to the fee table references “fees and expenses of ‘Acquired Funds.’” Please confirm whether the fee table should include a line item for “Acquired Fund Fees and Expenses.”

Response: There were no Acquired Fund Fees and Expenses of one basis point or more for the Portfolio’s last fiscal year. The referenced language is from the Expense
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Limitation Agreement, which excepts Acquired Fund Fees and Expenses should they be incurred.

13.	Staff Comment: Please confirm whether, in connection with the Expense Limitation Agreement described in the footnote to the fee table, the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains a right to seek reimbursement, please add disclosure to this effect in the footnote.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for expense reimbursements or fee waivers pursuant to the Expense Limitation Agreement.

Summary Section – Principal Investment Strategies

14.	Staff Comment: The first sentence of the first paragraph states: “Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities (including common, convertible and preferred stocks) of Realty Companies (defined below), as well as certain synthetic instruments relating to Realty Companies.” Please explain how these “synthetic instruments relating to Realty Companies” will be valued for purposes of the Portfolio’s 80% policy.

Response: We have been advised by Fund management that any such synthetic instruments will be valued at market value.

15.	Staff Comment: The second sentence of the first paragraph states that the “synthetic instruments” in which the Portfolio may invest include “shares of exchange-traded funds (“ETFs”).” Please explain why “Acquired Fund Fees and Expenses” are not included in the fee table in connection with investments in ETFs.

Response: Although the Portfolio may invest in ETFs, in the Portfolio’s last fiscal year Acquired Fund Fees and Expenses were less than one basis point.

16.	Staff Comment: The first sentence of the second paragraph states: “In addition, under normal market conditions the Portfolio will invest significantly … in Realty Companies organized or located outside the US or doing a substantial amount of business outside the US…” Please add disclosure defining “substantial amount of business.”

Response: The referenced sentence has been revised as follows:

In addition, under normal market conditions the Portfolio invests significantly (at least 40%–unless market conditions are not deemed favorable by the Investment Manager, in which case the Portfolio would invest at least 30%) in non-US companies.

In addition, the following disclosure has been added to Additional Information About Principal Investment Strategies and Principal Investment Risks — Additional Information About Principal Investment Strategies — Lazard Global Realty Equity Portfolio:

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The Portfolio considers a company to be a non-US company if: (i) the company is organized under the laws of a country other than the US or maintains its principal place of business in a country other than the US; (ii) the securities of such company are traded principally on a non-US market; or (iii) during the most recent fiscal year of the company, the company derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in countries other than the US or that has at least 50% of its assets in countries other than the US.

17.	Staff Comment: The fourth paragraph defines “Realty Companies” to include companies engaged in the healthcare, gaming, retailing and restaurant industries. Please explain to the Staff why companies engaged in the healthcare, gaming, retailing and restaurant industries should be considered Realty Companies for purposes of the Portfolio’s 80% policy.

Response: References to companies engaged in the healthcare, gaming, retailing and restaurant industries have been removed.

18.	Staff Comment: The fourth paragraph defines “Realty Companies” also to include “other companies whose investments, balance sheets or income statements are real-estate intensive (i.e., the company’s actual or anticipated revenues, profits, assets, services or products are related to real estate including, but not limited to, the ownership, renting, leasing, construction, management, development or financing of commercial, industrial, or residential real estate).” Please confirm that companies engaged in the healthcare, gaming, retailing and restaurant industries in which the Portfolio will invest will be companies whose investments, balance sheets or income statements are real-estate intensive.

Response: Please see the response to Comment 17 above.

19.	Staff Comment: The seventh paragraph states: “The Portfolio also may invest up to 20% of its assets in equity and fixed income securities and instruments of companies or entities (which need not be Realty Companies), including, but not limited to, other investment companies and collective investment funds.” Please confirm whether the “other investment companies and collective investment funds” are registered under the 1940 Act or unregistered. If unregistered, please discuss the Portfolio’s limits on such investments and also explain why “Acquired Fund Fees and Expenses” are not reflected in the fee table.

Response: We have been advised by Fund management that investment companies in which the Portfolio may invest are registered under the 1940 Act or may be exchange-traded funds whose shares are registered under the Securities Act. Investments in investment companies would be limited by the 1940 Act and the rules thereunder. Although the Portfolio may invest in investment companies, in the Portfolio’s last fiscal year Acquired Fund Fees and Expenses were less than one basis point. The reference to collective investment funds has been removed.

20.	Staff Comment: The eighth paragraph states: “The Portfolio’s investments in preferred stock and convertible and fixed income securities…” Please add language describing the maturities of the fixed income securities in which the Portfolio will invest.
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Response: The reference to fixed income securities has been removed.

Summary Section – Principal Investment Risks

21.	Staff Comment: With respect to “Realty Companies Risk,” please consider adding disclosure describing the risks associated with investing in companies engaged in the healthcare, gaming, retailing and restaurant industries. If you believe that such risk disclosure is not necessary, please explain why.

Response: Please see the response to Comment 17 above.

22.	Staff Comment: The first sentence of “Fixed-Income Securities Risk” states: “While fixed-income securities are designed to produce a stable stream of income, their prices move inversely with changes in interest rates.” Please add explanatory language, such as “(i.e., as interest rates go up, prices go down).”

Response: We have added the following language at the end of the referenced sentence: “(i.e., as interest rates go up, prices go down).”

Summary Section – Management – Portfolio Manager/Analysts

23.	Staff Comment: The disclosure currently states that Jay P. Leupp, David R. Ronco and Antony Knep have been portfolio managers/analysts of the Portfolio “since inception.” Please replace “since inception” with the month and year that Jay P. Leupp, David R. Ronco and Antony Knep began their tenure with the Portfolio as portfolio managers/analysts. Please also add language clarifying whether Jay P. Leupp, David R. Ronco and Antony Knep were part of the predecessor fund’s portfolio management team.

Response: “Since inception” has been replaced with “since September 2011” for Messrs. Leupp and Ronco and “since August 2013” for Mr. Knep. In addition, the following has been added at the end of the sentence regarding Mr. Leupp: “and previously was a portfolio manager of the Predecessor International Realty Fund since December 2008.”

In addition, the relevant language under Fund Management – Portfolio Management has been revised as follows:

Global Realty Equity Portfolio—Jay P. Leupp (since September 2011 and previously a portfolio manager of the Predecessor International Realty Fund since December 2008), Antony Knep (since August 2013) and David R. Ronco (since September 2011)

See the third paragraph of the response to Comment 10 for other relevant changes made in connection with this Comment to Fund Management – Portfolio Management.

24.	Staff Comment: In Fund Management – Biographical Information of Principal Portfolio Managers, the second sentence of the first paragraph states that Antony Knep joined the Investment Manager in 2012, while the third sentence in Summary Section – Portfolio Manager/Analysts states that Antony Knep has been with the Portfolio “since inception,” which was before 2012. Please check and correct this inconsistency.
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Response: The third sentence in Summary Section – Portfolio Manager/Analysts has been corrected to state that Mr. Knep has been with the Portfolio since August 2013. See the response to Comment 23.

Both Portfolios

Additional Information About Principal Investment Strategies and Principal investment Risks – Additional Information About Principal Investment Strategies

25.	Staff Comment: For the Emerging Markets Core Portfolio, please add disclosure describing the Portfolio’s principal investment strategies, including any policy, practice, or technique that will be used by the Portfolio to achieve its investment objective, as required by Item 9 of Form N-1A.

Response: The following has been added regarding the Portfolio’s principal investment strategies:

Lazard Emerging Markets Core Equity Portfolio

The Investment Manager uses a proprietary system for fundamental securities analysis, including models generated at the security, country and sector levels, and seeks to identify investment opportunities at any stage of a company’s development, from startup to maturity. The Investment Manager evaluates potential investments with a screening process that focuses on change and may consider factors including market validation, quality, revisions and valuations. The Investment Manager may sell a security from the Portfolio when the target price is achieved, risk analysis is unfavorable, fundamental investment drivers deteriorate or the investment thesis is invalidated, or there is a negative change in corporate strategy or corporate governance.

Additional Information About Principal Investment Strategies and Principal investment Risks – Additional Information About Principal Investment Risks

26.	Staff Comment: “Temporary Defensive Strategy Risk” states: “In pursuing a temporary defensive strategy, a Portfolio may forego potentially more profitable investment strategies and, as a result, may not achieve its stated investment objective.” Please add disclosure explaining the circumstances under which a temporary defensive strategy is taken (e.g., from time to time, due to political or market conditions, etc.). Additionally, please add disclosure describing the specific types of securities in which the Portfolios may invest in pursuing a temporary defensive strategy.

Response: “Temporary Defensive Strategy Risk” has been replaced with the following:

Temporary Defensive Strategy Risk. When the Investment Manager determines that adverse market conditions exist, a Portfolio may adopt a temporary defensive position and invest some or all of its assets in money market instruments, including shares of money market mutual funds, US Government securities, repurchase agreements, bank obligations and commercial paper and other short-term obligations. In pursuing a temporary defensive strategy, a Portfolio may forego

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potentially more profitable investment strategies and, as a result, may not achieve its stated investment objective.

Shareholder Information – How to Buy Shares – Market Timing/Excessive Trading

27	Staff Comment: The second sentence of the second paragraph states: “… the Fund will seek to restrict future purchases of Portfolio shares by that account or may temporarily or permanently terminate the availability of the exchange privilege, or reject in whole or part any exchange request, with respect to such investor’s account.” Please explain to the Staff how rejecting in whole or part any exchange request as described in this section is consistent with Section 22(e) of the 1940 Act.

Response: The following sentence has been added after the referenced sentence: “When an exchange request in respect of Portfolio shares is rejected, such shares may be redeemed from the Portfolio on request of the investor.”

Shareholder Information – How to Sell Shares – General

28.	Staff Comment: The second sentence of the first paragraph states: “Where the shares to be sold have been purchased by check or through the Automatic Investment Plan, the sale proceeds, net of any applicable redemption fee, will be transmitted to you promptly upon bank clearance of your purchase check, which may take up to 15 calendar days.” The Staff’s position is that sale proceeds should be mailed to shareholder in 10 calendar days. Please revise this sentence to comply with the Staff’s position.

Response: The referenced sentence has been revised as follows: “Where the shares to be sold have been purchased by check or through the Automatic Investment Plan, the sale proceeds, net of any applicable redemption fee, will be transmitted to you promptly upon bank clearance of your purchase check, which may take up to 10 calendar days.”

Financial Highlights

29.	Staff Comment: In accordance with Regulation S-X, 17 C.F.R. § 210.3-18, please provide financial data for the semi-annual period ended June 30, 2013 for the Global Realty Equity Portfolio.

Response: Financial data for the semi-annual period ended June 30, 2013 for the Global Realty Equity Portfolio has been added.

Other Performance of the Investment Manager – Lazard Emerging Markets Core Equity Composite (Prior Performance of Similar Accounts)

30.	Staff Comment: Please state the no-action letter or other precedent the Fund is relying on to present this composite performance information, and please also explain how the presentation of this composite performance information is consistent with the no-action letter or precedent cited.

Response: Consistent with the Staff’s position in GE Funds (pub. avail. Feb. 7, 1997):

•	we have been advised by Fund management that the Other Accounts are advised by the Investment Manager and have investment objectives and policies that are
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substantially similar to those of the Portfolio;

•	we have been advised by Fund management that, consistent with the requirements of Form N-1A, the performance information for Other Accounts that are registered investment companies will be calculated on the basis of standardized total return (see Item 26(b)) of Form N-1A and the Emerging Markets Core Equity Composite is presented in comparison with an appropriate broad-based securities market index (see Item 4(b)) of Form N-1A);

•	we have been advised by Fund management that performance of the Other Accounts is presented net of management fees and that, with respect to the Other Account that does not pay a management fee, a hypothetical management fee has been deducted equal to the highest rate that would have been charged by the Investment Manager to a comparable fee-paying account;

•	the Emerging Markets Core Equity Composite is presented with disclosure that states that: (1) the Portfolio does not yet have its own performance record, (2) the performance information of the Emerging Markets Core Equity Composite should not be considered a substitute for the Portfolio’s own performance information, (3) the Other Accounts consist of portfolios separate and distinct from the Portfolio and (4) the performance of the Emerging Markets Core Equity Composite is not indicative of the future performance of the Portfolio;

•	we have been advised by Fund management that there are no material differences between the Other Accounts and the Portfolio and that there are no other disclosures necessary to ensure that the Emerging Markets Core Equity Composite performance information is not presented in a misleading manner that are not included in the prospectus;

•	the prospectus discloses differences between the fee structures of the Other Accounts and that of the Portfolio; and

•	the prospectus discloses that the performance of the Other Accounts would have been lower if they had been subject to the fees and expenses of the Portfolio and that the Emerging Markets Core Equity Composite performance might have been lower if the Other Accounts had been regulated as investment companies under the federal securities and tax laws.

31.	Staff Comment: Please confirm supplementally that the composite includes all accounts with similar investment objectives, strategies and risks as the Emerging Markets Core Portfolio, including investment companies.

Response: We have been advised by Fund management that the Emerging Markets Core Equity Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, strategies and risks as the Emerging Markets Core Portfolio, including investment companies, subject to the Investment Manager’s composite construction policy which generally excludes accounts with asset sizes below a predetermined threshold. We have been advised by Fund management that any exclusion of Other Accounts from the Emerging Markets Core Equity Composite would not cause the performance of the Emerging Markets Core Equity Composite to be misleading (see Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) at n. 3).

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SAI

Investments, Investment Techniques and Risks

32.	Staff Comment: The first sentence of the first paragraph of the section on “Fixed-Income Securities” does not include the Emerging Markets Core Portfolio in the list of Portfolios that “may invest in fixed-income securities as described in the Prospectus.” Please confirm whether the Emerging Markets Core Portfolio should be added. In addition, please add language clarifying what the Emerging Markets Core Portfolio may invest in with respect to the remaining 20% of assets, as it is not clear in the prospectus or SAI.

Response: We have been advised by Fund management that there is no current intention for the Portfolio to invest in fixed-income securities (see the response to Comment 20) and that Fund management intends that the Portfolio ordinarily will invest substantially all of its assets in equity securities and money market instruments (see Money Market Instruments; Temporary Defensive Position: “Each Portfolio also may purchase Money Market Instruments when it has cash reserves or in anticipation of taking a market position”), with the ability to invest in the strategies described in the SAI that are not the “principal investment strategies” described in the prospectus.

33.	Staff Comment: The third sentence of the third paragraph of the section on Foreign Securities – Emerging Markets states that “only countries included in the MSCI Emerging Markets Index are considered to be ‘emerging markets’” for purposes of the 80% policies of certain Portfolios of the Fund. The fourth sentence of the same paragraph states that “emerging markets countries include all countries not represented by the MSCI World Index” for purposes of the 80% policies of certain other Portfolios of the Fund, including the Emerging Markets Core Portfolio. Please explain the distinction between these two definitions of emerging markets countries. Additionally, please explain why the Emerging Markets Core Equity Composite uses the MSCI Emerging Markets Index as a benchmark index.

Response: The first referenced definition is defined by inclusion in an index (the MSCI Emerging Markets Index—an index of securities in emerging markets countries), while the second referenced definition is defined by exclusion from an index (the MSCI World Index—an index of securities in developed markets countries, developed markets being those other than emerging markets). The Emerging Markets Core Equity Composite uses the MSCI Emerging Markets Index as a benchmark index because there is no index of what is excluded from the MSCI World Index.

34.	Staff Comment: In the section on “Borrowing Money,” please add disclosure regarding the Emerging Markets Core Portfolio’s ability to borrow and leverage. There is no disclosure relating to borrowing in the prospectus.

Response: Please note the following language under the “Borrowing Money” subheading, which encompasses the Emerging Markets Core Portfolio’s ability to borrow and leverage:

Each Portfolio may borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33⅓% of the value of its total assets (including the

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amount borrowed) valued at the lesser of cost or market, less liabilities (including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of a Portfolio’s total assets, the Portfolio will not make any additional investments. … In addition, [the Portfolio] may borrow for investment purposes to the extent permitted under the 1940 Act. See “Leverage” below.

Leverage (All Portfolios, except Small-Mid Cap and Global Realty Portfolios). … Money borrowed for leveraging is limited to 33⅓% of the value of the Portfolio’s total assets. Interest costs may or may not be recovered by appreciation of the securities purchased; in certain cases, interest costs may exceed the return received on the securities purchased. … (emphasis supplied)

We have been advised by Fund management that borrowing and use of leverage are not “principal investment strategies” of the Portfolio as discussed in the Instructions to Item 9(b)(1) and, as such, are not discussed in the prospectus.

35.	Staff Comment: With respect to the section on “Derivatives (All Portfolios, except Small-Mid Cap Portfolio),” please review the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf), and confirm whether the disclosure in this section is consistent with the letter. If not, please revise the referenced section accordingly.

Response: We have reviewed the referenced letter, and we believe that the disclosure is consistent with the letter in that the disclosure is responsive to Item 16(b) of Form N-1A as it discusses strategies that are not principal investment strategies. We note that the letter focuses on prospectus disclosure, making frequent reference to principal investment strategies and Items in Part A of Form N-1A. There are only two references to the SAI in the seven page letter, each citing Item 16(b) of Form N-1A: (1) “[i]nvestment strategies used by a fund that are not principal strategies and the risks of those strategies should generally be disclosed in the fund’s Statement of Additional Information” (page 2 of the letter) and (2) “[a]ny strategy that is not a principal investment strategy, including one involving derivatives, should be clearly described as non-principal in the registration statement” (note 14 of the letter).

36.	Staff Comment: The first sentence of the first paragraph of the section on “Derivatives (All Portfolios, except Small-Mid Cap Portfolio) – Swap Agreements (All Portfolios, except Small-Mid Cap and International Equity Portfolios)” states: “To the extent consistent with the Portfolio’s investment objective and management policies are set forth herein, each Portfolio many enter into equity, interest rate, index, total return and currency rate swap agreements.” With respect to a Portfolio’s investment in total return swap agreements, please note that the Commission has recently issued a concept release, Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Rel. No. IC-29776 (August 31, 2011), addressing issues relating to derivatives use by funds, including the segregation requirement for total return swap agreements, and please also note that the Commission or the Staff may issue further guidance regarding derivatives that could impact the way the Portfolios operate.
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Response: The Portfolios will comply with current and future guidance of the Commission or the Staff with respect to total return swap agreements and other derivatives transactions.

Investment Restrictions

37.	Staff Comment: The first sentence of the second paragraph states:

For purposes of the Emerging Markets Multi-Strategy Portfolio’s policy in (viii) and the Emerging Markets Debt Portfolio’s policy in (ix) in the preceding paragraph, the Investment Manager considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, of if the currency of settlement of the security is a currency of an emerging market country.

Please confirm whether the definition of an instrument that is “economically tied to an emerging market country,” as described in the referenced sentence, also applies to the Emerging Markets Core Portfolio. If so, please add disclosure to this effect.

Response: Please see the response to Comment 6.

Management – Portfolio Managers – Accounts Managed by the Portfolio Managers

38.	Staff Comment: Please complete the table with respect to Antony Knep, Paul Rogers and Stephen Russell.

Response: We are in the process of acquiring the information to complete the table with respect to Messrs. Knep, Rogers and Russell and will do so in the definitive version of the SAI to be filed pursuant to Rule 497.

*  *  *  *  *  *  *  *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act. We hope the Staff finds that this letter and the revisions to the prospectus and statement of additional information are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Kirk W. Anderson
Kirk W. Anderson

cc: Janna Manes

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